September 6, 2016

Mr. Andrew Mew

Senior Assistant Chief Accountant

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Saker Aviation Services, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed April 11, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 16, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 15, 2016
File No. 000-52593

Dear Mr. Mew,

This letter is in response to the Staff's comments received around August 25, 2016.

Forms 10-Q for Quarters Ended March 31, 2016 and June 30, 2016

Exhibits 31.1 and 31.2 Certifications

1.	Please revise the introduction to paragraph (4) to read as follows: “The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have…”. In addition, please insert as paragraph 4(b) the required language pertaining to your designing such internal control over financial reporting…for external purposes in accordance with generally accepted accounting principles.” Reference is made to the entirety of paragraph 4 of Item 601(b)(31) of Regulation S-K. The quarterly reports should be amended to include in full, the interim financial statements under Item 1 and the controls and procedures section under Item 4 of the Form 10-Q. Please refer to analogous guidance in the Staff’s Compliance and Disclosure Interpretations (C&DI’s), Question No. 246.13 of Regulation S-K.

RESPONSE: Future filings will contain the indicated disclosures.

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233

Saker Aviation Services, Inc.

SEC Response

Other

2.	Your letter requested that we provide a written statement from the company acknowledging that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing; and
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any additional questions you may have as a result of our responses to your comments.

Please contact me with any questions upon your review.

Sincerely,

/s/ Ronald J. Ricciardi
Ronald J. Ricciardi
President

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233